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                    U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 3)*

                                 SHONEY'S, INC.
                                (Name of Issuer)

                      Common Stock, $1 par value per share
                         (Title of Class of Securities)

                                  825039 10 0
                                 (CUSIP Number)

                                Daniel W. Small
                                Attorney at Law
                                   Suite 250,
                              3100 West End Avenue
                           Nashville, Tennessee 37203
                                 (615) 385-1005
                 (Name, Address, and Telephone Number of Person
                         Authorized to Receive Notices
                              and Communications)

                                 April 17, 1997
            (Date of Event which Requires Filing of this Statement)


         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ___.

Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of less than five percent of such class. See Rule 13d-7.) Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.



                      (Cover page continued on next page)


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         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities
Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 825039 10 0
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
         1.       Names of Reporting Persons S. S. or I.R.S. Identification Nos. of Above
Persons

         Raymond L. Danner


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         2.       Check the Appropriate Box if a Member of a Group (See Instructions)

                                                                                  (a)      __
                                                                                  (b)      __
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         3.       SEC Use Only

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         4.       Source of Funds (See Instructions)

         OO
---------------------------------------------------------------------------------------------
         5.       Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d)
or 2(e)
                                                                                          ---
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         6.       Citizenship or Place of Organization

         United States of America

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         Number of
         Shares
         Beneficially
         Owned by
         Each
         Reporting Person
         With
7.       Sole Voting Power:                                   4,159,133

-----------------------------------------------------------------------
8.       Shared Voting Power:                                    90,169




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
------------------------------------------------------------------------
9.       Sole Dispositive Power:                               4,159,133

------------------------------------------------------------------------
10.      Shared Dispositive Power:                                90,169

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         11.      Aggregate Amount Beneficially Owned by Each Reporting Person:     4,249,303

---------------------------------------------------------------------------------------------
         12.      Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
Instructions)

---------------------------------------------------------------------------------------------
         13.      Percent of Class Represented by Amount in Row (11):

         8.76%

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         14.      Type of Reporting Person (See Instructions)

         IN

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

         Item 1.  Security and Issuer.


         This Statement relates to the $1 par value common stock of Shoney's, Inc., 1727 Elm Hill Pike, Nashville, Tennessee 37210.

         Item 2.  Identity and Background.

         (a) The person filing this Statement is Raymond L. Danner, a natural person;

         (b) Mr. Danner's business address is Suite 510, 2 International Plaza, Nashville, Tennessee 37217;

         (c) Mr. Danner's present principal occupation or employment is as Chairman of The Danner Company, which company owns interests in various other companies unrelated to Shoney's, Inc. The Danner Company has its principal business address at Suite 510, 2 International Plaza, Nashville, Tennessee 37217;

         (d) Mr. Danner has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors);

         (e) Mr. Danner has not been a party, during the last five years, to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws; and

         (f)  Mr. Danner is a citizen of the United States of America.


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         Item 3. Source and Amount of Funds or Other Consideration.

         Mr. Danner was a founder of Shoney's, Inc. (sometimes referred to herein as the "Company") and served for approximately 20 years as Chairman and Chief Executive Officer. Mr. Danner has acquired the subject securities over many years, principally for cash and through stock splits and/or dividends. Mr. Danner no longer serves Shoney's, Inc. in any official capacity.

         Mr. Danner's most recent acquisition of shares of Shoney's, Inc. was on July 15, 1993, when he acquired 3,000 shares of the Company for a cash purchase price of $14.875 per share. No portion of the purchase price was borrowed.

         Please refer to the original filing and amendment(s) of this Schedule by Mr. Danner in 1995, 1996, and 1997 for additional information.

         Item 4. Purpose of Transaction.

         Mr. Danner made no acquisition of securities of the Company that triggered this filing. Rather, this filing is made to address Mr. Danner's request to the Board of Directors in a letter to the Board dated April 17, 1997, which is hereby incorporated herein by reference to Exhibit 1 filed herewith.

         As a founder and former Chairman and Chief Executive Officer of Shoney's, Inc., Mr. Danner holds the Shares for investment. Mr. Danner has been concerned about the Company's management and performance for several years. Some of his concerns have been highlighted in prior letters from him to the Board of Directors of the Company and previously filed. Danner resigned from the Board of Directors of the Company effective June 30, 1993.

         Mr. Danner reviews from time to time the Company's business affairs and financial position. Based on such evaluation and review, as well as general economic and industry conditions existing at the time, Mr. Danner may consider from time to time various alternative courses of action. Such actions may include the acquisition of additional Shares through open market purchases, privately negotiated transactions, or otherwise. Alternatively, such actions may involve the sale of all or a portion of the Shares in the open market, in privately negotiated transactions or otherwise. Mr. Danner may also, consistent with the requirements of Regulation 14A, communicate with other Company shareholders regarding the Company's performance generally.

         Except as set forth above, Mr. Danner has no plan or proposals which relate to or would result in any of the transactions described in subparagraphs
(a) through (j) of Item 4 of Schedule 13D.

         Item 5. Interest in Securities of the Company.

         (a) Mr. Danner owns directly, with sole voting and dispositive authority, 4,159,133 shares of the Company. The Company states in its most recent proxy materials to Shareholders that it has, at January 23, 1997, 48,531,075 shares outstanding. Consequently, the Company has computed that Mr. Danner owns beneficially approximately 8.76% of the subject securities. The decrease in Mr. Danner's ownership percentage of the subject securities has resulted from the issuance of additional shares thereof by the Company and not as a result of any action taken by Mr. Danner.


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         Mr. Danner disclaims beneficial ownership of the following shares pursuant to Rule 13d-4:

         1.       Shares held by his wife: 83,068; and

         2.       Shares held by his wife as Custodian for their son: 7,101.

The aggregate number of the securities as to which Mr. Danner disclaims beneficial ownership is 90,169 (.0019% of the class).

         (b) Please refer to the Response to Item 5(a) above for each person named in response to paragraph (a), as to the number of shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition. Provide the applicable information required by Item 2 with respect to each person with whom the power to vote or to direct the vote or to dispose or direct the disposition is shared;

         Mr. Danner has had no transactions in the subject class of securities in the past sixty days.

         (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item.

         (e) Mr. Danner has not ceased to be the beneficial owner of more than five percent of the class of securities.

         Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Company.

         There are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Company, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, put or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, naming the persons with whom such contracts, arrangements, understandings or relationships have been entered into, exclusive of standard default and similar provisions contained in loan agreements and related documentation as to any pledged securities.




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         Item 7. Material to be Filed as Exhibits.

         The following Exhibits are filed herewith and incorporated herein by reference:

         Exhibit 1           Letter dated April 17, 1997.



         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


April 17, 1997
Date                                 Signature


                                     /s/ Raymond L. Danner

                                     Raymond L. Danner
                                     Name/Title


         The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.